

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2011

Li Xia Wang
Chief Executive Officer
New Dragon Asia Corp.
10 Huangcheng Road (N)
Longkou, Shandong Province
People's Republic of China 265701

> **Re:** **New Dragon Asia Corp.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed December 21, 2010**
> **Response Letter Dated December 18, 2010**
> **File No. 1-15046**
>
> **Registration Statement on Form S-3MEF**
> **Filed October 16, 2009**
> **File No. 333-162552**

Dear Ms. Wang:

We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.      We note your response to comment 3 from our letter dated December 10, 2010. You state without further explanation that the overissuance did not constitute a material weakness in either your internal control over financial reporting or your disclosure controls and procedures.  Please provide a full analysis showing how you arrived at this determination.

2.      In this regard, we note the disclosure in your Form 10-Q for the period ended September 25, 2010 in which you state that your disclosure controls and procedures were effective "except for the void share issuance as described in Note 21."  Your statement on this matter must be unqualified – i.e. your controls are effective or they are not.  Either revise your statement to remove the qualification or indicate that the controls were not effective and address the steps you have or will take to correct that weakness.

3.      We note your response to comment 4 from our letter dated December 10, 2010, and we do not concur with your analysis.  The term "confirmation" in Rule 462(b) refers to confirmations for sales made under the original registration statement, not confirmations sent in connection with additional shares registered under the rule.  As confirmations for the original offering had been sent at the time you filed the Form S-3MEF, you were not eligible to rely on Rule 462(b).  Therefore, it appears that the shares subject to the Form S-3MEF were offered and sold without a valid, effective registration statement.  We therefore reiterate our prior comment asking how you intend to remediate the sales of securities that were made since you filed the Form S-3MEF.  Your proposed alternative is prospective and does not address those sales.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Lucas, Attorney-Advisor, at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any questions.

Sincerely,


H. Roger Schwall
Assistant Director


cc:     Via Facsimile
        Mitchell S. Nussbaum, Esq.
        (212) 407-4990